UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.3)


Adept Technology, Inc.

(Name of Issuer)

Common Stock,
(Title of Class of Securities)

006854103
(CUSIP Number)
		with a copy to:
Austin W. Marxe		Allen B. Levithan, Esq.
153 East 53rd Street		Lowenstein Sandler PC
New York, New York  10022		65 Livingston Avenue
			Roseland, New Jersey  07068
			(973) 597-2424
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2005
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Cusip No.   006854103
	1.	Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only):

	Austin W. Marxe and David M. Greenhouse


	2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	[    ]	 	Not Applicable
	(b)	[    ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions):  00

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e):
				Not Applicable

	6.	Citizenship or Place of Organization:	    United States

	Number of	7.	Sole Voting Power:	0*
	Shares Beneficially	8.	Shared Voting Power:      3,315,267*
	Owned by
	Each Reporting	9.	Sole Dispositive Power:	0*
	Person With	10.	Shared Dispositive Power:      3,315,267*

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
3,315,267*

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
		(See Instructions):		               Not Applicable

	13.	Percent of Class Represented by Amount in Row (11):    47.2% *

	14.	Type of Reporting Person (See Instructions):       IA, IN


*	This is a joint filing by Austin W. Marxe (?Marxe?) and David M.
Greenhouse (?Greenhouse?). Marxe and Greenhouse share sole voting and investment power over 305,870 of Common Stock, and 555,550 Warrants to purchase 111,110 Common shares owned by Special Situations Cayman Fund, L.P., 917,377 shares of Common Stock, and 1,666,700 Warrants to purchase 333,340 Common shares owned by Special Situations Fund III, L.P., 601,190 shares of Common Stock, and 1,111,100 Warrants to purchase 222,220 common shares owned by Special Situations Private Equity Fund, L.P., and 97,890 shares of Common Stock, and 183,350 Warrants to purchase 36,670 Common shares owned by Special Situations Technology Fund, L.P. and 504,050 shares of common stock and 927,750 Warrants to purchase 185,550 Common shares owned by Special Situations Technology Fund II, L.P.
  See Items 2 and 5of this Schedule 13D for additional information.


Item 1.	Security and Issuer.
	This schedule related to the common stock and warrants of Adept Technology, Inc (the ?Issuer?). The Issuer?s principal executive officers are located at 3011 Triad Drive, Livermore, CA 94550.

Item 2.	Identity and Background.
	The persons filing this report are Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?), who are the controlling principals of AWM Investment Company, Inc. (?AWM?), the general partner of and investment adviser to Special Situations Cayman Fund, L.P. (?Cayman?). AWM also serves as the general partner of MGP Advisers Limited Partnership (?MGP?), the general partner of and investment adviser to Special Situations Fund III, L.P. (?SSF3?). Marxe and Greenhouse are also members of MG Advisers L.L.C. (?MG?), the general partner of and investment adviser to Special Situations Private Equity Fund, L.P. (?SSPE?), and members of SST Advisers, L.L.C. (?SSTA?), the general partner of and investment adviser to Special Situations Technology Fund, L.P. (?Technology?) and the Special Situations Technology Fund II, L.P. (?Tech II?) (SSF3, Cayman, SSPE, Technology and Tech II will hereafter be referred to as, the ?Funds?).

The principal office and business address of the Reporting Persons, is 153 East 53rd Street, 55th Floor, New York NY 10022.

The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

	Mr. Marxe and Mr. Greenhouse have never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have either of them been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Marxe and Mr. Greenhouse are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.
	Each Fund utilized its own available net assets to purchase the securities referred to in this Schedule.

Item 4.	Purpose of Transaction.

	The securities referred to in this Schedule have been acquired by each of the Funds for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. Each Fund acquired the securities in the ordinary course of business and is holding the securities for the benefit of its investors.

Item 5.	Interest in Securities of the Issuer.

		Cayman owns 305,870 shares of Common Stock and 555,550 Warrants to purchase 111,110 Common shares, or 6.7% of the shares outstanding, SSF3 owns 917,377 shares of Common Stock and 1,666,700 Warrants to purchase 333,340
Common shares, or 19.3% of the shares outstanding, SSPE owns 601,190 shares of Common Stock and 1,111,100 Warrants to purchase 222,220 Common shares, or 13.0% of the outstanding shares, Technology owns 97,890 shares of Common
Stock and 183,350 Warrants to purchase 36,670 Common shares or 2.2% of the shares outstanding, and Tech II owns 504,050 shares of common stock and 927,750 Warrants to purchase 185,550 Common shares or 10.9% of the outstanding shares. Messrs. Marxe and Greenhouse share the power to vote and direct the disposition of all shares of Common Stock owned by each of the Funds. Messrs. Marxe and Greenhouse are deemed to beneficially own a total of 2,426,377 shares of Common Stock and 4,444,450 Warrants to purchase 888,890 Common shares or 47.2% of the outstanding shares.

		The following table reflects the acquisitions and dispositions by each of the Funds during the month of May. All other transactions prior to May 1, 2005 have been disclosed in the prior 13D filing. (each of which were effected in ordinary brokers transactions):

A.  Special Situations Cayman Fund, L.P.

Date
Quantity
Average Price

(Purchases)





	During May 2005	34,000	$7.08

Date
Quantity
Average Price

(Sales)








         B.  Special Situations Private Equity Fund, L.P.

Date
Quantity
Average Price

(Purchases)


	During May 2005	57,000	$6.99

Date

Quantity

Average Price

(Sales)






C.  Special Situations Technology Fund, L.P.

Date
Quantity
Average Price


(Purchases)

	During May 2005	               8,500	$6.99

Date

Quantity

Average Price

(Sales)





D  Special Situations Technology Fund II, L.P.

Date
Quantity
Average Price


(Purchases)

	During May 2005	            49,500	$7.03

Date

Quantity

Average Price

(Sales)




E.	Special Situations Fund III, L.P.

Date
Quantity
Average Price


(Purchases)

	During May 2005	               97,931	$7.06

Date

Quantity

Average Price

(Sales)





Item 6.	Contracts, Arrangements, Understandings or Relationships With
Respect to Securities of the Issuer.

		No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Messrs. Marxe and
Greenhouse and any other individual or entity.

Item 7.	Material to be Filed as Exhibits.

	Joint Filing Agreement.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 9, 2005



	/s/_Austin W. Marxe
Austin W. Marxe



	/s/_David M. Greenhouse
David M. Greenhouse






Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


JOINT FILING AGREEMENT


	Austin W. Marxe and David M. Greenhouse hereby agree that the Schedule 13D to which this agreement is attached is filed on behalf of each of them.



	/s/_Austin W. Marxe
Austin W. Marxe



	/s/_David M. Greenhouse
David M. Greenhouse











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